June 11, 2009

Via EDGAR

John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Magyar Bancorp, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2008
Filed December 29, 2008
Form 10-KSB/A for Fiscal Year Ended September 30, 2008
Filed January 7, 2009
Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and
March 31, 2009
File No. 000-51726

Dear Mr. Nolan:

I am responding to the letter from the Securities and Exchange Commission (the “SEC”) addressed to Magyar Bancorp, Inc. (the “Company”) dated May 28, 2009 relating to the above-referenced filings.  The Company’s responses are numbered to correspond with the numbers of the comments contained in the letter.  For your convenience, we have included a copy of the text of the Staff’s comment above each response by the Company.

Form 10-KSB/A, filed January 7, 2009

Item 8A.  Controls and Procedures

1.
We note that in your amended 10-KSB, similar to your 10-KSB filed on December 29, 2008, management concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  Please tell us how you considered whether management’s failure to provide its report on internal control over financial reporting in your previously filed Form 10-KSB impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

John P. Nolan
June 1, 2009

Response: The amended 10-KSB was filed for the purpose of including management’s report on internal control over financial reporting. Management had conducted the necessary assessment and was prepared to include the appropriate report in the 10-KSB.  The issue had been raised and discussed at the management level of reporting. The failure to include the report was the result of a miscommunication and misunderstanding between management and our independent auditors, who advised that the report was not needed for this 10-KSB, mistaking the report for the auditor’s attestation of management’s assessment. We considered this occurrence and concluded that we have adequate disclosure controls and procedures in place, but that the failure to include the required report was a result of a miscommunication.

Form 10-Q, filed May 13, 2009

Comparison of Financial Condition at March 31, 2009 and September 30, 2008, page 17

2.
We note that you only provide disclosures relating to your impaired loans in Note G on page 12.  We also note that your impaired loans have increased from $13.3M as of September 30, 2008 to $23.1M as of March 31, 2009.  Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans similar to that provided in your lending activities section beginning on page 2 in addition to that included on page 43 of your Form 10-KSB for the year ended September 30, 2008.

Response: The following additional disclosure will be included in the Management, Discussion and Analysis section within the Comparison of Financial Condition under the paragraph describing the significant loan categories beginning with the June 30, 2009 Form 10-Q and continuing with Form 10-Qs and 10-Ks thereafter.

Total non-performing loans increased by $3.8 million to $23.9 million at March 31, 2009 from $20.1 million at September 30, 2008. Non-performing loans consisted of ten (10) construction loans totaling $16.2 million, three (3) commercial real estate loans totaling $3.4 million, eight (8) loans secured by one-to-four family residential properties totaling $1.8 million, two (2) home equity line of credit loans totaling $1.2 million and six (6) commercial business loans totaling $1.2 million.

John P. Nolan
June 1, 2009

Non-performing construction loans increased $1.3 million to $16.2 million at March 31, 2009 from $14.9 million at September 30, 2008. At March 31, 2009, three non-performing construction loans totaling $7.1 million were secured by real estate in Newark, New Jersey. The real estate securing these loans ranges from vacant and partially completed residential lots to a substantially completed 24 unit townhome project. In addition to these projects, there were seven non-performing loans totaling $9.1 million used for land acquisition and construction in various locations in the State of New Jersey. Magyar Bank is determining the proper course of action to collect the principal outstanding on these loans. Year-to-date, Magyar Bank had charged off $1.0 million in non-performing construction loan balances through a reduction of its allowance for loan loss.

Non-performing commercial real estate loans remained at $3.4 million for the March 31, 2009 and September 30, 2008 periods. However, during the six month period ended March 31, 2009, Magyar Bank completed the foreclosure of a $1.9 million catering facility, which would have reduced the balance of non-performing commercial real estate loans at March 31, 2009 were it not for two new non-performing loans totaling $1.9 million. Magyar Bank had begun foreclosure proceedings on the properties as of March 31, 2009. Year-to-date, Magyar Bank had charged off $704,000 in non-performing commercial real estate loan balances through a reduction of its allowance for loan loss.

Non-performing loans secured by one-to four-family residential properties increased $1.4 million to $3.0 million at March 31, 2009 from $1.6 million at September 30, 2008. Of these non-performing loans, two loans totaling $1.2 million were made to home developers that have been negatively impacted by the downturn in the real estate market. In addition to these loans, there were eight non-performing owner-occupied mortgage loans totaling $1.8 million. Magyar Bank had begun foreclosure proceedings on the majority of the properties as of March 31, 2009. Year-to-date, Magyar Bank had charged off $570,000 in non-performing loans secured by one-to four-family residential properties through a reduction of its allowance for loan loss.

Non-performing commercial business loans increased $1.0 million to $1.2 million at March 31, 2009 from $176,000 at September 30, 2008. Of the six non-performing loans, four loans totaling $1.0 million were secured by real estate collateral as an abundance of caution while two loans totaling $207,000 were unsecured. Magyar Bank is determining the proper course of action to collect the principal outstanding on these loans which will include foreclosure proceedings for those loans secured by real estate. Year-to-date, Magyar Bank had charged off $474,000 in non-performing commercial business loans through a reduction of its allowance for loan loss.

John P. Nolan
June 1, 2009

Note G – Fair Value Measurements, page 10

3.
We note your disclosure both herein and in your Form 10-KSB for the year ended September 30, 2008 that you determine the fair value of impaired loans using appraisals.  As it relates to your impaired construction loans, please tell us and revise your future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the following:

•	How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
•
The typical timing surrounding the recognition of a construction loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•
How you account for any partially charged-off construction loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Response: The following additional disclosure will be included in Note G-Fair Value Measurements within the Impaired Loans section under the paragraph describing the conditions for impairment beginning with the June 30, 2009 Form 10-Q and continuing with Form 10-Qs and 10-Ks thereafter.

Appraisals of collateral securing impaired loans are conducted by approved, qualified, and independent third-party appraisers. Such appraisals are ordered via Magyar Bank’s credit administration department, independent from the lender who originated the loan, once the loan is deemed impaired, as described in the previous paragraph. Impaired loans are generally re-evaluated with an updated appraisal within one year of the last appraisal. However, the Company also obtains updated appraisals on performing construction loans that are approaching their maturity date to determine whether or not the fair value of the collateral securing the loan remains sufficient to cover the loan amount prior to considering an extension. The Company discounts the appraised “as is” value of the collateral for estimated selling and disposition costs and compares the resulting fair value of collateral to the outstanding loan amount. If the outstanding loan amount is greater than the discounted fair value, the Company requires a reduction in the outstanding loan balance or additional collateral before considering an extension to the loan. If the borrower is unwilling or unable to reduce the loan balance or increase the collateral securing the loan, it is deemed impaired and the difference between the loan amount and the fair value of collateral, net of estimated selling and disposition costs, is charged off through a reduction of the allowance for loan loss.

John P. Nolan
June 1, 2009

Additional responses to questions raised in Comment #3:

How do updated construction loan appraisals impact the amount and timing of periodic loan provisions and charge-offs?

Appraisals are ordered and received before the loan is extended so that the charge-off will occur within the quarter and year-end in which the impairment and/or maturity has occurred. Such reductions in the allowance for loan loss will typically require larger provisions for loan loss of non-impaired loans because the provisions are based on a risk factor determined using the Company’s historical losses within each loan category. Not only will the allowance for loan loss likely need replenishment for the charge-off (unless specifically reserved against), but the amount required for all remaining loans increases as a direct result of the charge-off.

Have there been any significant time lapses during the construction loan loss recognition process?

There have not. Maturities and loan performance are monitored by the Bank’s lenders, credit administration department, Asset Review Committee (consisting of lenders, credit administration and executive management), and by the Bank’s Board of Directors. The Bank maintains a process by which loan charge-offs are investigated, reviewed and approved within 30 days of receipt of updated appraisals.

How does the Company account for partially charged-off construction loans subsequent to receiving an updated appraisal?

Partially charged off construction loans occur as a result of the borrower not accepting the terms of a loan extension. As such, the loans are deemed impaired and are accounted for in accordance with FAS114. Any proceeds received from the borrower would be applied entirely to principal until such time that the loan amount (prior to charge-off) have been recovered. The Company also monitors construction loans with interest reserves. A partially charged-off construction loan would cease covering its interest obligations with principal disbursements and be classified non-performing and impaired.

* * * *

John P. Nolan
June 1, 2009

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the Staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ Jon R. Ansari
Jon R. Ansari
Senior Vice President and Chief Financial Officer

cc:	Elizabeth E. Hance, President and CEO
John J. Gorman, Esq.